SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
          UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 5)*


                          THE CHALONE WINE GROUP, LTD.
                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)


                                    157639105
                                 (CUSIP Number)

                                Phyllis S. Hojel
                            c/o HM International Inc.
                       5810 East Skelly Drive, Suite 1000
                           Tulsa, Oklahoma 74135-6403
                                 (918) 664-1914
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 29, 2000
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105

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|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   GHA 1 Holdings, Inc.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Delaware
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,815,314 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,815,314 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,815,314 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         18.56%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   CO
|      |
--------------------------------------------------------------------------------

CUSIP No. 157639105

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   SFI Intermediate Ltd.
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   Texas
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,758,544 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,758,544 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,758,544 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         17.98%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   PN
|      |
--------------------------------------------------------------------------------

CUSIP No. 157639105

--------------------------------------------------------------------------------
|   1  |   NAMES OF REPORTING PERSONS
|      |   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
|      |
|      |   Phyllis S. Hojel
--------------------------------------------------------------------------------
|   2  |   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)[ ]
|      |                                                          (b)[X]
|      |
--------------------------------------------------------------------------------
|   3  |   SEC USE ONLY
|      |
--------------------------------------------------------------------------------
|   4  |   SOURCE OF FUNDS
|      |
|      |   OO
--------------------------------------------------------------------------------
|   5  |   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
|      |   ITEMS 2(d) or 2(e)                                        [ ]
--------------------------------------------------------------------------------
|   6  |   CITIZENSHIP OR PLACE OF ORGANIZATION
|      |
|      |   U.S.A.
--------------------------------------------------------------------------------
                       | 7 | SOLE VOTING POWER
NUMBER OF              |   |                             1,815,314 Shares
SHARES                 ---------------------------------------------------------
BENEFICIALLY           | 8 | SHARED VOTING POWER
OWNED BY EACH          |   |                             -0- Shares
REPORTING              ---------------------------------------------------------
PERSON WITH            | 9 | SOLE DISPOSITIVE POWER
                       |   |                             1,815,314 Shares
                       ---------------------------------------------------------
                       |10 | SHARED DISPOSITIVE POWER
                       |   |                             -0- Shares
--------------------------------------------------------------------------------
|  11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
|      |
|      |         1,815,314 Shares
--------------------------------------------------------------------------------
|  12  |   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
|      |   SHARES EXCLUDES SHARES HELD BY OTHERS WHO ARE PARTIES TO THE
|      |   1995 VOTING AGREEMENT DESCRIBED HEREIN                         [X]
--------------------------------------------------------------------------------
|  13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
|      |
|      |         18.56%
--------------------------------------------------------------------------------
|  14  |   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)   IN
|      |
--------------------------------------------------------------------------------

AMENDMENT NO. 5 TO SCHEDULE 13D

            This amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation ("GHA"), SFI Intermediate Ltd., a Texas limited partnership ("SFI"), and Phyllis S. Hojel, as previously amended, with respect to the common stock, no par value (the "Common Stock"), of The CHALONE Wine Group, Ltd., a California corporation (the "Company"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 of the Statement is hereby supplemented as follows:

            On February 29, 2000, SFI exercised in full its right to purchase 416,667 shares of Common Stock pursuant to a Warrant issued by the Company on August 25, 1995 (the "1995 Warrant"). SFI undertook to exercise the 1995 Warrant prior to its October 25, 2000 expiration date in exchange for a reduction in the exercise price of the 1995 Warrant from $8.00 per share to $7.45 per share authorized by the Company's Board of Directors. The source of funds for the exercise (an aggregate of $3,104,169.10) was amounts contributed to SFI by its equity owners which were obtained through the liquidation of other securities.

            SFI also acquired, in open market transactions, 375 shares of Common Stock on November 18, 1999 at a price of $9.125 per share and 1,250 shares on December 15, 1999 at $8.875 per share. The source of funds for these purchases was amounts contributed to SFI by its equity owners which were obtained through the liquidation of other securities.

ITEM 4.     PURPOSE OF TRANSACTION.

            Item 4 of the Statement is hereby supplemented as follows:

            The purpose of the exercise of the 1995 Warrant was to acquire the shares of Common Stock issuable upon exercise at a reduced exercise price prior to the expiration of the exercise right and to assist the Company by providing cash to fund certain acquisitions.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Item 5 of the Statement is hereby supplemented as follows:

      (a) Mrs. Hojel and GHA beneficially own 1,815,314 shares of Common Stock. All of such securities except for 56,770 shares of Common Stock are owned directly by SFI. GHA is general partner of SFI and Mrs. Hojel is the sole stockholder, director and officer of GHA. Based on the 9,366,038 shares of Common Stock issued and outstanding as of February 9, 2000 (as disclosed in the Company's Form 10-Q/A for the quarterly period ended December 31, 1999), the shares of Common Stock beneficially owned by Mrs. Hojel and GHA represent 18.56% of the shares of Common Stock outstanding, and the shares of Common Stock beneficially owned by SFI represent 18.78% of the shares of Common Stock outstanding.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

            Item 6 of the Statement is hereby supplemented as follows:

            SFI understands that on February 29, 2000, Domaines Barons de Rothschild (Lafite) exercised in full its right to purchase 416,667 shares of Common Stock pursuant to a Warrant issued by the Company. Such exercise was made on the same terms that SFI exercised the 1995 Warrant.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:       March 10, 2000

                                    GHA 1 HOLDINGS, INC.


                                    By:   /S/ PHYLLIS S. HOJEL
                                          Phyllis S. Hojel
                                          President and Secretary

                                    SFI INTERMEDIATE LTD.

                                    By:   GHA 1 HOLDINGS, INC.
                                          General Partner


                                          By:   /S/ PHYLLIS S. HOJEL
                                                Phyllis S. Hojel
                                                President and Secretary



                                    /S/ PHYLLIS S. HOJEL
                                    Phyllis S. Hojel